Exhibit 4.8

Amendment No. 2

to the

reAlpha Tech Corp. 2022 Equity Incentive Plan

This Amendment No. 2 (this “Amendment”) to the reAlpha Tech Corp. 2022 Equity Incentive Plan (as amended, the “Plan”) is dated as of October 8, 2025 (the “Effective Date”). Any capitalized terms that are used but not defined in this Amendment shall have the meanings given to such terms in the Plan.

WHEREAS, the Board of Directors (the “Board”) of reAlpha Tech Corp., a Delaware corporation (the “Company”), has adopted, and stockholders of the Company have approved, the Plan;

WHEREAS, pursuant to Article IV, Section 9 of the Plan, the Board has the authority to amend the Plan, subject to stockholder approval if required by applicable law; and

WHEREAS, as of the Effective Date, subject to approval by the Company’s stockholders at the Company’s 2025 annual meeting (the “Annual Meeting”) and upon the recommendation of the Compensation Committee of the Board, the Board has determined that it is in the best interest of the Company and its stockholders to approve this Amendment to the Plan.

NOW, THEREFORE, as of the Effective Date, subject to approval by the Company’s stockholders at the Annual Meeting, the Plan shall be amended as follows:

Article I, Section 5.A. of the Plan shall be deleted in its entirety and the following substituted in lieu thereof:

“A. Aggregate Limits. The maximum number of Shares that may be issued under this Plan pursuant to Awards, including Incentive Stock Options, shall not exceed 4,000,000 Shares, subject to adjustment from time to time in accordance with the provisions of the Plan. Such Shares may be Shares of original issuance, Shares held in treasury, or Shares that have been reacquired by the Company. Notwithstanding the foregoing, the maximum number of Shares reserved and available for grant shall automatically increase on October 15th of each year, until the 2022 Plan’s expiration in June 15, 2032, in an amount equal to the lesser of: (A) ten percent (10%) of the total number of Common Stock issued and outstanding on October 14 of such year and (B) 15,000,000 Shares; provided, however, that the Board may act prior to October 15th of such year to provide that the increase for such year shall be a lesser number of shares of Common Stock or that there shall be no increase for such year. For clarity, the shares available for grant in this Section 5.A is a limitation on the number of Shares that may be issued pursuant to the Plan. Accordingly, this Section 5.A does not limit the granting of Awards outside of the Plan. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, NYSE-American Company Guide Section 711 or other applicable rule, and any such issuance shall not reduce the number of shares of Common Stock available for issuance under the Plan.”

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be duly executed as of the date first written above.

reAlpha Tech Corp.

/s/ Michael J. Logozzo
Name:	Michael J. Logozzo
Title:	Chief Executive Officer